UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 8, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO
Date: October 8, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL RECEIVES PREMIUM PRICE FOR 189.68 CARAT STONE: US$10,291,050
Successfully completes September 2008 diamond sale

October 8, 2008. Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on the successful sale of its large 189.68 carat white stone and the sale of run-of-mine production for the period June 1st to August 31st 2008 representing the Company's second quarter fiscal 2009 operating period.

The sale of the latest large stone (189.68 carats) recovered from the Klipdam mine realized a price of US$10,291,050 which equates to a value of US$54,255 per carat. Concurrently with the sale of the 189.68 carat white stone, the Company also realized US$4,928,166 for the sale of 3,945.84 carats of run-of-mine production from its Wouterspan, Holpan, Klipdam and Saxendrift operations.

The Company realized total revenue of US$15,219,216 from its latest diamond sale, representing an average price of US$3,680 per carat for the latest sale results. The Company's average sale price for the first two quarters of fiscal 2009 now stands at US$2,491 per carat.

President and CEO John Bristow stated "We are particularly satisfied by the outstanding price of US$10,291,050 or US$54,255 per carat achieved for this latest large stone of over 100 carats, the fourth for the year, recovered from the Klipdam operation. This exceptional sales price is most encouraging especially in the context of the turbulence in international capital markets and indications that this is impacting on world diamond prices.

Following from these excellent latest diamond sales results for production for the period June 1st to August 31st 2008, during September the Company achieved strong production results at operating costs which are far lower costs than those experienced during our previous quarter. Our strong September production reflects the positive resolution of the industrial action and is testament to our focus on across the board mining and production improvements to ensure sustainable long-term cost savings and reduced unit costs. The strong decline in oil prices and declining steel prices should provide further benefit to the Company is terms of lower operating costs".

Run-of-mine diamond production during the period June 1st to August 31st 2008 was 4,266.27 carats, representing approximately 65% of budgeted production. Loss of production was due to industrial action during July and August which was reported in previous Company news releases. Operating cash costs for this period (exclusive of Saxendrift costs) were US$4.65 per tonne, reflecting lower than normal throughput due to industrial action. Operating costs inclusive of Saxendrift were US$5.62 per tonne. September cash operating costs are forecast to be lower than US$4.00 per tonne.

Rockwell realized total revenue of US$4,928,166 for the sale of run-of-mine production of 3,945.84 carats which together with the sale of the large stone realized revenue of US$15,219,216.

There was strong interest in the Rockwell sale reflecting continued high demand for Rockwell rough diamonds. Sales details for production from the individual operations are tabulated below.

Average prices achieved for the different operations were in line with the overall qualities of goods offered up for sale and in all cases the reserve prices were met. Saxendrift production was primarily from lower grade middlings gravels with a lower average diamond size than for June production and this is reflected in lower average price compared to previous sales results. Some softening of prices of smaller and intermediate sized goods in line with seasonal trends, the removal of speculative premiums experienced at the start of this year, and softer international prices were also apparent in the sales results.

OPERATION	SALES (CARATS)	AVERAGE PRICE (US$ PER CARAT)
Wouterspan	704.15	1,624
Holpan	670.82	965
Klipdam	1,630.63	7,102
Saxendrift	1,129.92	1,634
Total	4,135.48	$3,680

The distribution of diamonds larger than 10 carats sold in this latest sale by Rockwell was as follows:

•       25 stones of 10 - 20 carats
•       11 stones of 21 - 30 carats
•       2 stones of 31 - 40 carats
•       2 stones of 41 - 50 carats
•       1 stone of 50 - 60 carats
•       1 stone of 60 - 70 carats
•       1 stone of 100 - 200 carats

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.